Exhibit 99.2

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Independent Auditors’ Report on the
consolidated Financial Statements

To the Board of Directors and Officers of Aura Minerals Inc. British Virgin Islands
Opinion

We have audited the consolidated financial statements of Aura Minerals Inc. (the “Company”) and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2025, and the related consolidated statements of income (loss), other comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes, including material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Aura Minerals Inc. and its subsidiaries as at December 31, 2025, and their consolidated financial performance and consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the section “Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements” of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council, applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Provision for Mine Closure and Restoration (subsidiary Minerales de Occidente S.A. de C.V.)
Refer to Notes 3(p), 4 and 16 to the consolidated financial statements
Key audit matter	How the matter was addressed in the audit

As discussed in Note 16 to the consolidated financial statements, the Company recognized, as at December 31, 2025, a provision for mine closure and environmental restoration in the total amount of US$83,731 thousand, related to costs for mine closure and environmental rehabilitation.

The provision is based on estimates prepared by independent environmental specialists in the jurisdiction where the operations are located.

Auditing the accounting for the mine closure and restoration provision involves significant judgment due to the inherent complexity in estimating future costs to be incurred for environmental rehabilitation and mine closure, compliance with local regulatory requirements, the mine closure plan methodology, as well as the determination of an appropriate discount rate to discount future cash outflows to present value.

We have considered the matter as relevant to the entity Minerales de Occidente SA de CV (Honduras).

This matter was considered significant due to the complexity of the judgments involved and the high degree of subjectivity associated with the assumptions used in estimating the liability, which, if changed, could result in a material misstatement of the consolidated financial statements.

Our audit procedures included, among others:

-  Evaluating the competence, capabilities and objectivity of the specialists responsible for preparing the estimated mine closure and restoration costs;

-  With the assistance of Asset Management specialists, inspecting the most recent mine closure and rehabilitation studies and supporting technical documentation, including assumptions used to determine mine life, as well as judgments related to regulatory requirements, mine closure plan methodology, technical budgets, and traceability of quantities and unit costs estimated to determine the closure and restoration plan;

-  With the assistance of Corporate Finance specialists, assessing the reasonableness of the discount rate used to discount future cash outflows to present value.

Based on the audit evidence obtained, we considered the amount of the provision for mine closure and restoration to be acceptable in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2025.

Business Combination – Acquisition of Mineração Serra Grande S.A.
Refer to Notes 3(k), 4 and 5(b) to the consolidated financial statements
Key audit matter	How the matter was addressed in the audit

On December 1, 2025, the Company completed the acquisition of 100% of the shares of Mineração Serra Grande S.A.

Significant judgment and the use of estimates were required to determine the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date. The transaction also included contingent consideration, recognized at fair value using valuation techniques that require assumptions related to commodities prices as well as discount rates.

This matter was considered a key audit matter due to the significant judgment involved and the uncertainties inherent in the assumptions used in determining the fair values of the identifiable assets acquired, liabilities assumed and contingent consideration, in the allocation of the purchase price, as well as in determining the disclosures necessary to enable users of the consolidated financial statements to evaluate the nature and financial impact of the business combination.

Our audit procedures included, among others:

-  Reviewing management’s assessment regarding the identification of the acquirer;

-  With the assistance of our Corporate Finance and Tangible Asset Valuation specialists, evaluating the key assumptions and methodologies used by the Company, prepared by external valuation specialists, in measuring and allocating the fair value of the assets acquired and liabilities assumed;

-  Assessing the competence, capabilities, objectivity and independence of the external valuation specialists engaged by the Company to measure and allocate the fair value of the assets acquired and liabilities assumed;

-  Comparing the disclosures in the consolidated financial statements with the supporting documentation to assess whether the nature and financial impact of the business combination were appropriately disclosed.

During the audit, we identified adjustments to certain assumptions and missing disclosures related to the business combination that were not adjusted by Management, as they were considered immaterial.

Based on the audit evidence obtained through the procedures summarized above, we consider that management’s judgments and assumptions used in the identification and measurement of the fair values of assets acquired and liabilities assumed in the transactions are reasonable, and that the related disclosures are consistent with the data and information obtained.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Other Information Accompanying the Consolidated Financial Statements and the Auditors’ Report

Management is responsible for the other information, which comprises the Management Report. Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether it is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the consolidated financial reporting process.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect a material misstatement when it exists.

-  As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion;

-   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

-   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

-   Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern;

-   Evaluate the overall presentation, structure and content of the consolidated financial statements;

-   Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Thiago Ferreira Nunes

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro, Brazil

February 26, 2026

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Aura Minerals Inc.

Consolidated Statements of Income (loss)

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except share and per share amounts

	Note	2025	2024
Revenue	20	921,733	594,163
Cost of goods sold	21	(386,860)	(342,893)
Gross profit		534,873	251,270

General and administrative expenses	22	(50,052)	(33,273)
Exploration expenses	23	(8,018)	(13,961)
Change in estimate for mine closure and restoration		(489)	1,330
Other expenses, net	26	(17,447)	(1,267)
Operating income		458,867	204,099

Finance expense	24	(416,085)	(157,782)
Finance income	24	9,091	6,103
Income before income taxes		51,873	52,420

Current tax	15	(138,831)	(52,971)
Deferred tax	15	7,618	(29,720)
Income taxes		(131,213)	(82,691)

Loss for the year		(79,340)	(30,271)

Weighted average numbers of ordinary shares outstanding
Basic	33	78,251,116	72,204,049
Diluted	33	78,251,116	72,204,049

Loss per share– Basic	33	(1.01)	(0.42)
Loss per share– Diluted	33	(1.01)	(0.42)

The accompanying notes form an integral part of these consolidated financial statements.

2 | Aura Minerals Inc.

Aura Minerals Inc.

Consolidated Statements of Other Comprehensive Income (loss)

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars

	2025	2024

Loss for the year	(79,340)	(30,271)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in the fair value of cash flow hedge, net of tax	(1,775)	(3,736)
Loss on foreign exchange translation of subsidiaries	(1,003)	(483)

Items that will not be reclassified to profit or loss:
Change in the fair value of equity investments	3,647	(412)
Actuarial loss on post-employment benefit, net of tax	(324)	(1,271)
Other comprehensive income (loss), net of tax	545	(5,902)
Total comprehensive loss	(78,795)	(36,173)

Items above that are stated as net of tax have their taxes disclosed in note 16 (b).

The accompanying notes form an integral part of these consolidated financial statements.

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Aura Minerals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars

For the year ended December 31,	Note	2025	2024
Cash flows from operating activities
Loss for the year		(79,340)	(30,271)
Items adjusting loss of the year	25 (a)	570,757	304,934
Changes in working capital	25 (b)	(31,240)	(12,342)
Income tax and social contribution paid		(84,829)	(18,518)
Other current and non-current assets and liabilities	25 (c)	(70,164)	(21,567)
Net cash generated by operating activities		305,184	222,236

Cash flows from investing activities
Purchase of property, plant and equipment	11	(179,434)	(180,577)
Short term investment		-	5,417
Acquisition of investment – Bluestone Inc., net of cash acquired	5	(18,538)	(1,244)
Acquisition of investment – Altamira Gold Corp	10	(3,870)	-
Acquisition of investment - Mineração Serra Grande, net of cash acquired	5	(52,135)	-
Net cash used in investing activities		(253,977)	(176,404)

Cash flows from financing activities
Proceeds received from loans and debentures	25 (e)	-	314,345
Repayment of loans and debentures	25 (e)	(62,831)	(184,385)
Derivative settlement- debt swap agreements		10,785	2,090
Derivatives fees	24	-	(13,522)
Interest paid on loans and debentures	25 (e)	(47,255)	(36,037)
Payment from liability (NSR agreement)		(3,630)	(2,532)
Principal payments of lease liabilities	18 (b)	(12,688)	(13,285)
Interest payments of lease liabilities	18 (b)	(3,294)	(3,917)
Repayment of other liabilities	18 (a)	(2,025)	(1,699)
Payment of dividends	28	(115,814)	(42,693)
Acquisition of treasury shares	19	(351)	(13,361)
Proceeds from exercise of stock options		199	194
Net Proceeds from Nasdaq IPO	19	200,116	-
Net cash generated (used in) by financing activities		(36,788)	5,198

Increase in cash and cash equivalents		14,419	51,030
Effect of foreign exchange (loss) on cash equivalents		1,448	(18,136)
Cash and cash equivalents, beginning of the year		270,189	237,295
Cash and cash equivalents, end of the year		286,056	270,189

The accompanying notes form an integral part of these consolidated financial statements.

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Aura Minerals Inc.

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

Expressed in thousands of United States dollars

	Note	2025	2024
ASSETS
Current
Cash and cash equivalents	6	286,056	270,189
Restricted cash		3,075	-
Accounts receivables	7	20,073	15,835
Value added taxes and other recoverable taxes	8	37,650	19,901
Inventories	9	115,810	57,943
Derivative financial instruments	27	4,418	-
Other receivables and assets	10	45,404	25,467
Total current		512,486	389,335

Non-current
Value added taxes and other recoverable taxes	8	40,589	40,596
Inventories	9	58,576	19,386
Other receivables and assets	10	16,573	4,943
Property, plant and equipment	11	945,354	610,784
Deferred income tax assets	15	35,418	15,218
Total non-current		1,096,510	690,927

Total assets		1,608,996	1,080,262

LIABILITIES
Current
Trade and other payables	12	189,614	98,067
Derivative financial instruments	26	139,354	19,302
Loans and debentures	13	99,548	82,007
Liability measured at fair value	14	1,012	3,362
Current income tax liabilities	15	66,765	31,618
Current portion of other liabilities	18	18,933	14,190
Provision for mine closure and restoration	16	5,661	-
Liabilities directly associated with assets classified as held for sale		5,367	2,757
Total current		526,254	251,303

Non-current
Loans and debentures	13	311,620	361,097
Liability measured at fair value	14	25,822	14,387
Derivative financial instruments	27	265,343	120,188
Deferred income tax liabilities	15	37,006	31,583
Provision for mine closure and restoration	16	78,070	50,573
Other provisions	17	92,671	17,144
Other liabilities	18	6,473	11,032
Total non-current		817,005	606,004

SHAREHOLDERS’ EQUITY	19
Share capital		834,430	599,200
Contributed surplus		57,757	55,596
Accumulated other comprehensive income		(178)	(723)
Accumulated losses		(626,272)	(431,118)
Total equity		265,737	222,955

Total liabilities and equity		1,608,996	1,080,262

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Aura Minerals Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200.00	55,596	(723)	(431,118)	222,955
Issuance of shares (Bluestone & Nemesia)	2,226,008	35,266	-	-	-	35,266
Issuance of shares - IPO Nasdaq	8,997,644	218,193	-	-	-	218,193
(-) IPO transaction costs	-	(18,077)	-	-	-	(18,077)
Shared based compensation	27,340	199	2,161	-	-	2,360
Cancellation of shares repurchased	(96,141)	(351)	-	-	-	(351)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(1,775)	-	(1,775)
(Loss) on foreign exchange translation of subsidiaries	-	-	-	(1,003)	-	(1,003)
Change in the fair value of equity investment	-	-	-	3,647	-	3,647
Actuarial (loss) on post-employment benefit, net of tax	-	-	-	(324)	-	(324)
Loss for the year	-	-	-	-	(79,340)	(79,340)
Dividends (note 29)	-	-	-	-	(115,814)	(115,814)
At December 31, 2025	83,554,346	834,430	57,757	(178)	(626,272)	265,737

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802
Exercise of options	279,460	262	-	-	-	262
Shared based compensation	-	-	118	-	-	118
Cancellation of shares repurchased	(116,968)	(13,361)	-	-	-	(13,361)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(3,736)	-	(3,736)
(Loss) on foreign exchange translation of subsidiaries	-	-	-	(483)	-	(483)
Change in the fair value of equity investment	-	-	-	(412)	-	(412)
Actuarial (loss) on post-employment benefit, net of tax	-	-	-	(1,271)	-	(1,271)
Loss for the year	-	-	-	-	(30,271)	(30,271)
Dividends (note 29)	-	-	-	-	(42,693)	(42,693)
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955

The accompanying notes form an integral part of these consolidated financial statements.

6 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

1           NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). The Company’s common shares are listed on the Nasdaq Global Select Market under the ticker symbol “AUGO” and its Brazilian Depositary Receipts (“BDRs”), with three BDRs representing one common share, are listed on the B3 – Brasil, Bolsa Balcão under the ticker symbol “AURA33”, now backed by common shares traded on Nasdaq following the approval issued by the Brazilian Securities Commission (CVM) on August 29, 2025, which authorized the migration of the reference exchange of the underlying shares from the Toronto Stock Exchange (“TSX”) to Nasdaq. On September 8, 2025, the Company announced that its voluntary delisting from the TSX had been approved by its board of directors and the TSX, with effectiveness as of the close of trading on September 25, 2025. Following the delisting, the Company continues to maintain trading of its common shares and BDRs on Nasdaq and B3 respectively.

Aura’s ultimate controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These consolidated financial statements (the “financial statements”) were approved by the Board of Directors on February 26, 2026.

2           BASIS OF PREPARATION AND PRESENTATION

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Consolidated Financial Statements have been prepared on a going concern basis using historical cost except for those assets and liabilities that are measured at fair value at the end of each reporting period as explained in Note 3 – Summary of Material Accounting Policies.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a non material service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”), a non material service company in Colombia which has a functional currency of Colombian Pesos (“COP”) and certain non material Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the consolidated financial statements are rounded to the nearest thousand.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

3           SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all years presented unless otherwise stated.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which it has control. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control.

Control of a subsidiary is defined to exist when the Company is exposed to variable returns from the involvement with the subsidiary and has the ability to affect those returns through the power over the subsidiary. Specifically, the Company controls a subsidiary if, and only if, all of the following is present: 1) power over the subsidiary (i.e., existing rights that give the Company the current ability to direct the relevant activities of the subsidiary); 2) exposure, or rights, to variable returns from the involvement with the subsidiary; and 3) and the ability to use the power over the subsidiary to affect its returns.

The Company’s operating subsidiaries and subsidiaries with projects under construction or exploration phase are:

•	Minerales de Occidente, S.A. (Honduras) (“Minosa”)

The San Andres open-pit gold mine located in Honduras (the “Minosa Mine”)

•	Mineração Apoena Limitada (Brazil) (“Apoena”)

The Ernesto, Japonês, Lavrinha and Nosde open-pit gold mines, together with the Pau-a-Pique underground gold mine and the São Francisco open-pit gold mine, together (the “Apoena Mine”), with Pau-a-Pique and São Francisco currently under care and maintenance, located in the State of Mato Grosso, Brazil

•	Aranzazu Holding S.A. de C.V. (Mexico) (“Aranzazu”)

The Aranzazu underground mine located in Mexico (the “Aranzazu Mine”), which produces copper concentrate

•	Aura Almas Mineração S.A. (Brazil) (“Almas”)

The Almas open-pit gold mine located in the State of Tocantins, Brazil (the “Almas Mine”)

•	Mineração Serra Grande S.A. (“MSG”)

The Serra Grande underground gold mine located in Crixás, Goiás, Brazil (the “Serra Grande Mine”)

8 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

•	Cascar do Brasil Mineração Ltda. (Brazil) (“Cascar”)

The Borborema open-pit gold mine located in the State of Rio Grande do Norte, Brazil (the “Borborema Mine”)

•	Elevar Resources S.A. (“Era Dorada”)

The Era Dorada gold project located in Guatemala (the “Era Dorada Project”), currently under development

•	Aura Matupa Mineração Ltda. (Brazil) (“Matupá”)

The Matupa gold project located in the State of Mato Grosso, Brazil

•	Aura Carajás Mineração Ltda. (“Carajás Project”)

The Carajás copper project located in the State of Pará, Brazil

•	Aura Toldafria Ltda. Surcusal Colombia (Colombia) (“Toldafria”)

The Tolda Fria gold project located in the State of Caldas, Colombia

(b)	Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s Reportable segments are identified as: The Minosa Mine, the Apoena Mine, the Aranzazu Mine, the Almas Mine, the Borborema Mine and the Serra Grande Mine.

(c)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in United States dollars, which is also the functional currency of the subsidiaries with mine operations and corporate.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

9 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Translation of subsidiary results into the presentation currency

The results and financial position of all the Company’s subsidiaries with functional currencies different from the presentation currency (none of which has the currency of a hyperinflationary economy), mainly service subsidiaries and other non-operating entities, are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;
•	Income and expenses for each statement of income (loss) are translated at quarterly average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and
•	All resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, such exchange differences are recognized in the statement of income (loss) as part of the gain or loss on sale of investments.

(d)	Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer;
•	Identify the separate performance obligations in the contract from transferring the distinct good or service;
•	Determine the transaction price for consideration of transferring the good or service;
•	Allocate the transaction price to the separate performance obligations identified;
•	Recognize revenue when each separate performance obligation is satisfied;

Revenue from sales is recognized when control of a good is transferred to the buyer. Given the diverse shipping terms associated with Company´s sales, revenue may be recognized when: (i) the gold is available at the loading port; or (ii) the gold is settled from the refinery; or (iii) the gold leaves the refinery to the customer´s warehouse.

Under the terms of concentrate sales contracts with independent smelting companies, copper and gold concentrate sales prices are provisionally set on a specified future date after shipment based on market prices. The Company records revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper concentrate prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are classified as provisional price adjustments and included in revenue in the consolidated statement of income (loss) and presented separately in note 20 of these consolidated financial statements.

10 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

(e)	Taxation

Tax expense comprises both current and deferred tax expense for the year. Tax expense is recognized in the consolidated statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Current income tax expense is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted at the consolidated statements of financial position date in the countries where the Company operates. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Income tax expense includes the cost of special mining taxes payable to governments that are calculated based on a percentage of adjusted taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred income tax assets and liability is settled. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to recognize those temporary differences and losses.

(f)	Leases arrangements

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is amortized over the shorter of the asset’s useful life or the lease term on a straight-line basis. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

11 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the arrangement. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

(g)	Impairment and reversal of impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. The reversal amount should not be higher than its recoverable amount and the book value that would be determined if an impairment loss had not been recognized.

(h)	Inventory

Finished product inventory and work-in-process inventory, which includes leach pad and ore stockpile inventory, are valued at the lower of average cost and net realizable value. Finished product inventory consists of finished gold products and metals in concentrate. Work-in-process inventory represents inventory in-circuit at the Company’s process plants and leach pads. Stockpile inventory represents ore stacked on leach pads and in stockpiles. The cost of work-in-process and finished product inventories includes mining costs, direct labor, operating materials and supplies, applicable haulage and transportation charges, and an applicable portion of operating overhead, including depreciation. Net realizable value is the expected selling price for the finished product less the estimated costs to get the product into salable form and to the selling location.

12 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Parts and supplies inventory consist of consumables and is valued at weighted average cost.

For inventory which has been written down to net realizable value, if subsequent assessments conclude that the circumstances causing the write down no longer exist or when there is clear evidence of an increase in net realizable value due to a change in economic circumstances, the write down is reversed appropriately, limited to the original cost or the net realizable value.

(i)	Property, plant and equipment

Property, plant and equipment items are initially recognized at cost at the time of construction, purchase, or acquisition, and are subsequently measured at cost less accumulated depreciation and impairment. Cost includes all costs required to bring the item into its intended use by the Company.

Costs incurred for major overhauls of existing equipment are capitalized as plant and equipment and are subject to depreciation once they are commissioned. The costs of routine maintenance and repairs are expensed as incurred.

Assets under construction are capitalized until the asset is available for its intended use. The cost of the asset under construction comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Assets under construction amounts are presented as a separate asset within Property, Plant and Equipment. Assets under construction are not amortized and the amortization commences once the asset is complete and available for use.

Depreciation

Plant and equipment is depreciated using the straight line or units of production (UOP) methods over the life of the mine, or over the remaining useful life of the asset, if shorter. Land is not depreciated. The following depreciation rates are used by the Company:

Major class of assets	Depreciation Method	Depreciation Rate
Vehicles	Straight-Line	3-5 years
Machinery and equipment	Straight-Line/UOP	3-11 years
Mobile mining equipment	Straight-Line/UOP	3-8 years
Furniture and fixtures	Straight-Line	4-11 years
Building	Straight-Line/UOP	3-11 years
Plant	Straight-Line/UOP	3-11 years

Residual values and useful lives are reviewed on an annual basis and adjusted, if necessary, on a prospective basis.

13 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Once a mining operation has achieved commercial production, capitalized mineral property expenditures are depreciated on a UOP basis whereby the denominator is the proven and probable mineral reserves and a portion of measured and indicated mineral resources that are reasonably expected to be converted into proven and probable mineral reserves.

Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, expenditures arising from property acquisitions and related plant and equipment. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in the consolidated statement of income (loss).

Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. In accordance with the Company´s policy, once the technical feasibility and commercial viability of a project has been demonstrated with a prefeasibility study, the Company accounts for future expenditures incurred in the development of that project as mineral properties.

Commercial Production stage

A mine that is under construction is determined to enter the commercial production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

14 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

In accordance with the Company´s accounting policy, when a mine construction project moves into the commercial production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization. The Company recognizes the proceeds from the sale of minerals sold during the development phase of their mines and the cost of producing it in the consolidated statement of income (loss).

Mineral properties

Mineral properties generally consist of the following: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; capitalized exploration and evaluation costs; underground mine development costs; open pit mine development costs; and capitalized interest.

Mineral properties acquired through business combinations are recognized at fair value on the acquisition date. The fair value is an estimate of the proven and probable mineral reserves, mineral resources, and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is amortized on a UOP basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to amortization until the resources become probable of economic extraction in the future.

At the Company’s underground mining operations, development costs are incurred to build new shafts, drifts, and ramps that will enable the Company to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs are amortized on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction.

At the Company’s open pit mining operations, it is necessary to remove overburden and other waste materials to access ore bodies from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as “stripping”. Stripping costs which are incurred to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs. Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the relevant period. Such costs are capitalized to the extent that these costs relate to anticipated future benefits and represent a betterment. Waste removal which relates to current production activities and does not give rise to a future benefit is accounted for as a production cost in the period in which it is incurred and is included in the cost of inventory.

15 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Capitalized open pit mine development costs are amortized on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

(j)	Asset acquisition

If an acquisition of an asset or group of assets does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition triggers the initial recognition of assets acquired and may include liabilities assumed and may or may not involve the acquisition of one or more legal entities and are usually acquired through an exchange transaction, which can be a monetary or a non-monetary exchange.

The Company recognizes acquisition of assets by remeasuring the previously held equity interest to fair value at the date on which the Company obtains control and recognizes any resulting gain or loss in profit or loss or OCI as appropriate.

(k)	Business combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred and recorded in administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument, is measured at fair value with the changes in fair value recognized in the Consolidated Statements of Income (loss).

16 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the Consolidated Statements of Income (loss).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

(l)	Borrowing costs

Borrowing costs of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to become ready for its intended use) are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when costs are incurred, and activities are undertaken to prepare the asset for its intended use and ceases when the asset is substantially complete or commissioned for use. Once the identified asset is substantially complete, the attributable borrowing costs are amortized over the useful life of the related asset that are usually classified as plant, property & equipment. All other borrowing costs are expensed in the period they occur.

(m)	Royalties

Certain of the Company properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty the Company pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices (otherwise known as Gross Proceeds) less third-party smelting, refining, brokerage and transportation costs. Royalty expense is recorded on completion of sales process in cost of sales.

17 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

(n)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial Assets

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through Other Comprehensive Income (“OCI”), or fair value through profit or loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient for contracts that have a maturity of one year or less, are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortized cost (debt instruments)
●	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit or loss.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognized as part of finance income in the consolidated statement of income (loss). Gains and losses are recognized in the consolidated statement of income (loss) when the asset is derecognized, modified or impaired.

18 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The Company’s financial assets at amortized cost include:

●	Cash and cash equivalents;
●	trade receivables, and
●	other receivables.

Trade and other receivables are amounts due from customers and others in the normal course of business. If collection is expected in one year or less, they are classified as current assets; if not, they are presented as noncurrent assets and discounted, accordingly. Additionally, trade and other receivables are valued at amortized cost.

Trade receivables, except those provisionally priced and other receivables, are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. The Company notes that such receivables arise when ore that has been produced has been shipped to the buyer in accordance with the applicable agreement.

Financial assets at fair value through profit or loss include financial assets held for trading (e.g., derivative instruments), financial assets designated upon initial recognition at fair value through profit or loss (e.g., debt or equity instruments), or financial assets required to be measured at fair value (i.e., where they fail the SPPI test). The Company does not have financial assets classified as held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Rather, the Company’s financial assets at fair value through profit or loss include:

●	Derivatives financial instruments, and
●	Accounts receivables (Other receivables)

The SPPI test for financial assets is applicable to the Company’s trade receivables subject to provisional pricing. These receivables relate to sales contracts where the selling price is determined after delivery to the customer, based on the market price at the relevant quoted price stipulated in the contract. This exposure to the commodity price causes such trade receivables to fail the SPPI test. As a result, these receivables are measured at fair value through profit or loss from the date of recognition of the corresponding sale, with subsequent movements being recognized in “revenue” on provisionally priced trade receivables in the consolidated statement of income (loss).

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in profit or loss.

19 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired, or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

ii.	Financial Liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include:

●	Trade and other payables
●	Loans and debentures
●	Liability measured at fair value
●	Derivative financial instruments and,
●	Other liabilities

Trade payables represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

20 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Loans and debentures are initially recognized at fair value, net of transaction costs incurred. Loans and debentures are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and debentures are de-recognized when the obligation specified in the agreement is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

The Company has a loan that contains an embedded derivative that is a component of a hybrid contract that also includes a non-derivative host. This embedded derivative causes the interest rate to be modified according to a commodity price. The Company records the embedded derivative that requires bifurcation from the host contract and is subject to valuation at subsequent reporting periods with change in fair value recorded in the income statement. The principal amount is measured at amortized cost and the interest at fair value.

The Company has a contract that was recognized as a liability measured at fair value through profit or loss. This financial liability contains more than one embedded derivative that significantly modify the cash flows that would be required by the contract and is being separately accounted for if the fair value option was not elected. As such, management designated it as fair value through profit or loss.

The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss and will be transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss.

The Company determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the instrument.

21 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

iii.	Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument in cases where hedge accounting is adopted. If this is the case, the method depends on the nature of the item/object that is being hedged. The Company adopts hedge accounting and designates certain derivatives as:

●	hedging the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);
●	hedge of a specific risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); or
●	hedge of a net investment in a foreign operation (net investment hedge).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions.

In these consolidated financial statements, the Company has adopted hedge accounting for cash flow hedge, with the other types of hedge accounting not existing.

The fair values of the various derivative instruments used for hedging purposes are disclosed in Note 27(a).

(a)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statements of Income (loss), under “Other finance costs”.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss as follows:

●	Gains or losses related to the effective portion of interest rate swaps hedging variable rate borrowings are recognized in the consolidated statement of income (loss) as interest expense at the same time as interest expense on the hedged borrowings.

22 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

iv.	Hedge ineffectiveness

Hedge ineffectiveness is determined at the inception of the hedging relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and the hedging instrument.

The Company enters into interest rate swaps with critical terms that are similar to the hedged item, such as reference rate, reset dates, payment dates, maturities and reference value.

The ineffectiveness of the interest rate swap hedge may occur due to:

●	the credit value/debit value adjustment on interest rate swaps that is not matched by the loan; and
●	differences in the essential terms between the interest rate swaps and the loans.

(o)	Provisions

Provisions are recognized when the Company or its subsidiaries has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for legal claims are recognized in the consolidated financial statements, if estimable and probable, and are disclosed in notes to the financial statements unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, unless the inflow of the economic benefit is virtually certain, but are disclosed in the notes if their recovery is probable.

23 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

(p)	Mine closure and restoration

Provisions for mine closure and restoration are made in respect of the estimated future costs of closure and restoration and for environmental remediation costs (which include such costs as dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental damage occurs. The provision is discounted using a pre-tax rate and the accretion is included in finance costs. At the time of establishing the provision, the net present value of the obligation is capitalized as part of the cost of mineral properties. The provision is reviewed on an annual basis for changes in cost estimates, discount rates, inflation and timing of settlement. The net present value of changes in cost estimates of the mine closure and restoration obligations are capitalized to mineral properties.

Restoration activities will occur primarily upon closure of a mine but can occur from time to time throughout the life of the mine. As restoration projects are undertaken, their costs are charged against the provision as the costs are incurred.

(q)	Long-term employee benefits

Certain long-term employee benefits are specifically payable when employment is terminated. The expected costs of these benefits are accrued in the period of employment. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income (loss) in the period in which they arise. These obligations are supported annually by external qualified actuaries.

(r)	Share-based payments

The Company has share-based compensation plans, including stock options and Restricted Share Units (“RSUs”), under which employees render services in exchange for equity instruments of the Company.

The fair value of the employee services received in exchange for the equity-settled share-based payment arrangements is recognized as an expense over the vesting period. The total amount to be recognized is based on the fair value of the equity instruments granted at the grant date.

For stock option plans, the fair value is measured at the grant date using the Black-Scholes option pricing model. For RSUs, the fair value corresponds to the market price of the Company’s common shares at the grant date, adjusted, when applicable, for features such as dividend equivalents credited during the vesting period.

The total amount to be expensed is determined with reference to the fair value of the options granted:

•	Including any market performance conditions; and
•	Excluding the impact of any service and non-market performance vesting conditions, such as profitability, sales growth targets, and remaining an employee of the entity over a specific time period.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each statement of financial position date and the difference is charged or credited to the consolidated statements of income with the corresponding adjustment to equity.

RSUs granted by the Company do not have an exercise price and vest solely based on service conditions. Each vested RSU entitles the holder to receive one common share of the Company. Dividend equivalents accrued during the vesting period are credited as additional RSUs and are subject to the same vesting conditions as the underlying awards.

At settlement, RSUs are normally settled through the issuance of common shares. When equity instruments are issued, the amounts previously recognized in equity are transferred within equity, and any proceeds received, net of directly attributable transaction costs, are credited to equity. If, exceptionally, the Company elects to settle vested RSUs in cash, the cash payment is accounted for as a deduction from equity, reflecting a repurchase of equity instruments, unless the amount paid exceeds the fair value of the equity instruments at the settlement date, in which case the excess is recognized as an expense.

(s)	Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized in equity, net of tax, as a deduction from the share proceeds.

(t)	Earnings per share

(i)     Basic earnings per share

The calculation of basic earnings per share has been based on the profit, attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(ii)   Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive ordinary shares.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

(u)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(v)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.
-	Management defined performance measures (“MPMs”) are disclosure in a single note in the financial statements.
-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standards are not expected to have a significant impact on the Company´s consolidated financial statements.

-	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7).
-	Subsidiaries without Public Accountability: Disclosures (IFRS 19) - As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

(w)	New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2025. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Lack of Exchangeability (Amendment to IAS 21) - For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments did not have a material impact on the Company’s financial statements.

4           SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Determination of Life of Mine (LOM) Plans and ore reserves and resources

Estimates of the quantities of ore reserves and resources form the basis for our LOM plans, which are used for several important business and accounting purposes, including: the calculation of depletion expense; the capitalization of production phase stripping costs for forecasting the timing of the payment of mine closure and restoration costs and for the assessment of impairment charges and the carrying values of assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities.

The Company determines mineral resources and reserves under the principles incorporated in the Canadian Institute of Mining, Metallurgy and Petroleum standards for mineral reserves and resources, known as the CIM Standards. The information is regularly compiled by qualified person.

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

There are numerous uncertainties inherent in estimating mineral resources and reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in a revision of the estimated life of mine and related reserves.

Valuation of inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize an adjustment on the net realizable value on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Provisions for mine closure and restoration

The amounts recorded for mine closure and restoration obligations are based on estimates prepared by management environmental specialists, engaged in the jurisdictions in which the Company operates or by environmental specialists within the Company. These estimates are based on remediation activities that are required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption on the rate at which the costs may inflate in future periods. Actual results could differ from these estimates. The estimates on which these fair values are calculated require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Recoverability of deferred tax assets

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position. An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Judgement is required to continually assess changes in tax interpretations, regulations and legislation, and make estimates about future taxable profits, to ensure deferred tax assets are recoverable.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment in selecting various methods and making assumptions that are based primarily on market conditions existing at the reporting date. The Company has calculated the fair value of various financial assets and liabilities at fair value through other comprehensive income and through profit & loss, which are not traded in active markets.

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the calculation dates and uses the Company´s management judgment in selecting various methods and making assumptions, such as the commodity options. For swaps, the present value of the paying and receiving amounts are estimated by discounting the cash flows by the interest rates in the corresponding currencies. The fair value is obtained by the difference between the present value of the paying and receiving amounts of the swap in the reference currency.

Declaration of Commercial Production in Borborema

In September 2025, the Company announced that the Borborema Project had reached commercial production status. This conclusion was based on management’s assessment of several factors, including: (1) the level of capital expenditures incurred compared to construction cost estimates; (2) the completion of a reasonable period of testing of plant and equipment; (3) the ability to produce minerals in saleable form meeting required specifications; and (4) the ability to sustain ongoing production of minerals at stable levels.

Upon achieving commercial production, the capitalization of development and commissioning costs ceases, and subsequent costs are either capitalized to inventory or recognized in profit or loss, except for capitalizable expenditures relating to property, plant and equipment additions or improvements, open pit stripping activities that provide future economic benefit, underground mine development, or other expenditures that meet the criteria for capitalization in accordance with the Company’s accounting policies. Revenues and related costs associated with minerals produced and sold during the commissioning phase continue to be recognized in the Consolidated Statements of Income (loss).

Business combination - Acquisition of Mineração Serra Grande S.A. (“MSG”)

The acquisition of MSG was accounted for as a business combination. Significant judgment and estimates were required in determining the fair values of identifiable assets acquired and liabilities assumed at the acquisition date.

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The transaction also included deferred consideration in the form of a 3% net smelter returns (“NSR”) participation over the currently identified mineral resources and reserves. The NSR liability was initially recognized at fair value using valuation techniques that require assumptions related to forecast production, commodity prices, operating costs and discount rates. Changes in these assumptions could materially impact the measurement of the NSR liability.

5           ACQUISITIONS

(a)	Asset acquisition– Bluestone Resources (“Bluestone”)

In December 2024, the Company acquired, 5,500,000 shares of Bluestone, representing 3.62% of its total shares, for a total consideration of $1,327. The acquisition was measured based on the quoted market price of Bluestone’s shares on the Canadian stock exchange at the acquisition date and was recorded as an investment under other non-current assets (see Note 10).

On January 13, 2025, Aura completed the acquisition of control of Bluestone, acquiring all remaining 96.38% shares for an additional amount of $40,299 as follows:

- Cash Consideration = $18,342 (equivalent to C$26,255)

- Non-Cash Consideration = $12,503

Aura issued 1,007,186 common shares to Bluestone´s former shareholders (0.0183 common shares of Aura for each Bluestone Share held). The shares were measured based on the quoted market price of Aura’s shares on the Canadian stock exchange at the acquisition date.

- Contingent Value Rights (CVRs) = $9,120 (C$13,111) (note 17)

The fair value of the CVRs was determined based on three fixed annual payments, contingent upon the achievement of commercial production, defined as when either: (i) Aura announces that commercial production at Era Dorada Project has been achieved, or (ii) it has operated for 90 consecutive days with 80% or more of used capacity.

The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. This model incorporated management’s current estimates of the probability of achieving commercial production, the expected timing of it and the contractual payout structure. The expected payments were discounted to present value using a 7.4% discount rate.

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

- Capitalized Acquisition Costs = $334

These costs, consisting of legal and consulting fees paid in January 2025, were capitalized as part of the investment.

Upon the closing of the transaction, Bluestone's assets primarily consisted of mineral properties. Given that Bluestone did not have processes capable of generating outputs, it did not meet the definition of a business. As a result, the transaction has been treated as an asset acquisition.

The table below summarizes the financial information of the investment as of January 13, 2025 (acquisition date):

		Fair value recognized on acquisition
Assets acquired	Cash and cash equivalents	138
	Other assets	687
	Property, plant and equipment (Note 11)	75,221

Liabilities assumed	Trade and other payables	761
	Other liabilities	2,954
	Loans and debentures	19,900
	Provision for mine closure and restoration	9,668
	Deferred income tax liabilities	1,137

Net assets		41,626

(b)	Mineração Serra Grande S.A. (“MSG”) – Business Combination

On December 1, 2025, Aura Minerals Inc., through its wholly owned subsidiary, Aura Minerais Participações Ltda. (“AMP”), acquired 100% of the outstanding shares of Mineração Serra Grande S.A. (“MSG”), the owner and operator of the Serra Grande gold mine located in Crixás, Goiás, Brazil. The transaction was accounted for as a business combination. The acquisition of MSG is aligned with Aura’s strategy to expand its operational platform in the Americas and increase its annual gold and gold equivalent production through acquiring assets with potential to yield high returns to its shareholders.

The consideration transferred by Aura´s subsidiary, AMP, comprised an upfront cash payment of $72,841 paid at closing, subject to closing adjustments as per the Share Purchase Agreement (“SPA”). In addition, the consideration includes deferred consideration in the form of a 3% net smelter returns (“NSR”) participation over the currently identified mineral resource of MSG, inclusive of mineral reserves, payable on a quarterly basis. The deferred consideration was recognized at its fair value as of the acquisition date.

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The identifiable assets acquired and liabilities assumed were recognized and measured at their respective fair values as of the acquisition date. Management performed a purchase price allocation to allocate the consideration transferred to the identifiable assets acquired and liabilities assumed based on their respective fair values as of the acquisition date.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Mineração Serra Grande as at the date of acquisition were:

Fair value recognized on acquisition
ASSETS
Cash and cash equivalents	20,706
Accounts receivables	13
Value added taxes and other recoverable taxes	14,551
Inventories (a)	23,144
Other receivables and assets	6,795
Property, plant and equipment (b)	142,846
Deferred income tax assets	7,362
215,417
LIABILITIES
Trade and other payables	67,710
Other liabilities	3,186
Provision for mine closure and restoration	10,035
Other provisions	38,002
118,933
Total identifiable net assets at fair value	96,484

Purchase consideration transferred	96,484

(a)	The fair value of inventories acquired amounted to $23,144 at the acquisition date, based on management’s assessment of the nature and condition of the inventories, including finished goods and work in process, estimated costs to complete, and current market conditions.
(b)	The fair value of Property, plant and equipment acquired amounted to $142,846 at the acquisition date, based on management’s assessment of the physical condition of the assets, their remaining useful lives, and current market condition.

The purchase price allocation remains provisional in respect of certain legal and regulatory contingencies for which the Company has not yet completed its assessment of whether a present obligation exists as of the acquisition date. The Company continues to evaluate information obtained subsequent to the acquisition to determine the appropriate measurement of these items. Adjustments to provisional amounts in the acquisition accounting, if any, will be recognized during the measurement period.

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Purchase consideration

The consideration transferred for the acquisition of MSG was measured at fair value as of the acquisition date and comprised an upfront cash payment made at closing, together with contingent consideration in the form of a net smelter returns (“NSR”) royalty arrangement.

Consideration paid in cash

The consideration paid in cash for the acquisition of MSG was measured at fair value as of the acquisition date and consisted of a cash payment of $72,841 paid to the sellers at the closing date of the transaction.

The amount paid at the closing date of the transaction was determined in accordance with the SPA and reflected the agreed base purchase price of $76,000, adjusted for estimated cash, third-party indebtedness, intra-group receivables and payables, as notified by the seller prior to closing date.

The SPA also provides for a post-closing purchase consideration for the consideration paid in cash based on the final amount of cash balance, indebtedness, intra-group balances and working capital at the closing date of the transaction, with any differences from the estimated amounts and the base working capital resulting in a corresponding adjustment to the consideration.

Contingent consideration – Net Smelter Returns (NSR)

In addition to the cash consideration, the acquisition agreement provides for variable consideration in the form of a net smelter returns (“NSR”). Under the agreement, the Company is required to pay an amount equivalent to 3% of the Net Smelter Returns, calculated and payable on a quarterly basis, based on revenues from the sale of gold produced from the identified mineral resource base acquired in the transaction.

At the acquisition date, the NSR deferred consideration was initially recognized at fair value in the amount of $23,643. The fair value was determined using an income approach based on a discounted cash flow model, which estimates the expected future royalty payments over the life of the identified mineral resources and reserves. The valuation was based on management’s production forecasts and mine plan assumptions, commodity price forecasts, estimated contractual deductions, and a discount rate reflecting current market conditions and the risks associated with the underlying cash flows. The fair value represents the present value of expected future payments to be made under the agreement.

Acquisition-related costs

Acquisition-related costs of $2,287, consisting primarily of legal, advisory, valuation and due diligence fees, were expensed as incurred and recognized in general and administrative expenses in the Consolidated Statement of income (loss).

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Cash flow impact

The net cash outflow related to the acquisition, as presented in the consolidated statement of cash flows, amounted to $52,135, representing the cash consideration paid of $72,841 net of cash and cash equivalents acquired of $20,706.

Impact on consolidated results

From the acquisition date to December 31, 2025, MSG contributed revenues of $20,238 and profit of $4,409 to the Company’s consolidated statements of income (loss).

6           CASH AND CASH EQUIVALENTS

	2025	2024
Cash at bank	174,119	63,056
Term deposits	111,937	207,133
Cash and Cash Equivalents	286,056	270,189

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

7           ACCOUNTS RECEIVABLES

	2025	2024
Trade receivables	19,799	2,354
Other receivables (a)	274	13,481
Accounts receivables	20,073	15,835

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these consolidated financial statements.

(a)	The amount was mostly related to the sale agreement by the Company of the Serrote Project to Appian Capital Advisory LLP. The sale price was the total amount of $40 million and the aggregate consideration of $40 million was made up of a cash payment of $30 million (collected), as well as the delivery by the purchasers of a subordinated unsecured promissory note in the principal amount of $10 million plus interest, payable from 75% of excess cash from the project after the project has repaid project financing and operating cash requirements. The note became payable immediately when Appian Capital Advisory LLP, the purchaser of Mineração Vale Verde (“MVV”), that developed the Serrote Project, sold its investment in MVV. The full amount was collected in April 2025.

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

8           VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	2025	2024
Sales taxes and value added taxes
Apoena, Almas and other Brazilian Projects	49,603	30,136
Aranzazu	2,547	2,796
Minosa	18,592	24,866
Other taxes
Income taxes and social contribution	7,497	2,699
Total Value added tax and other recoverable taxes	78,239	60,497
Current	37,650	19,901
Non-Current	40,589	40,596

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) Reimbursement from government authorities and/or; (2) Used as credit for income tax payments; and/or (3) sales in the domestic market. The amounts are presented net of realizable value losses provisions.

9           INVENTORIES

	2025	2024
Finished product	2,688	2,006
Work-in-process	114,468	47,521
Parts and supplies	57,230	27,802
Total inventories	174,386	77,329
Current	115,810	57,943
Non-current	58,576	19,386

As of December 31, 2025 and 2024, the non-current inventory is related to Borborema and Almas’ low grade stockpile. As of December 31, 2025, the provision for inventory obsolescence was $ 5,228 (2024: $226). During the year ended December 31, 2025, $5,002 (2024: $5) was recognized in Consolidated Statements of Income (loss).

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

10       OTHER RECEIVABLES AND ASSETS

	2025	2024
Prepaids expenses	4,849	4,129
Advances to vendors	36,893	15,378
Deposits	9,839	4,257
Employees receivables (a) (Note 30)	-	3,192
Altamira investment (b)	9,691	2,168
Other assets	705	1,286
Total receivables and assets	61,977	30,410
Current	45,404	25,467
Non-current	16,573	4,943

(a)	The Company paid on behalf of certain key management personnel, certain withholding taxes associated with the exercise of stock options in the amount of $3,192 which was included as current other receivables (see Note 30 for further details). This amount was fully reimbursed in June 2025.

(b)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023.

On June 30, 2025, the Company entered into a second subscription agreement with Altamira pursuant to which it acquired, an additional 6,000,000 units at a price of $0.070 (C$0.10 - Canadian Dollars) per unit, for an aggregate purchase price of $439 (C$600 – Canadian Dollars). Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of Altamira at a price of $0.11 (C$0.15 - Canadian Dollars) per share for a period of two years from June 30, 2025.

On November 6, 2025, the Company exercised 24,000,000 common share purchase warrants of Altamira Gold Corp. at an exercise price of $ 0.14 (C$0.20 - Canadian Dollars) per warrant, with each warrant exercisable for one common share of the issuer. Following this transaction, Aura owns 54,000,000 common shares and 3,000,000 warrants.

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The common shares are recorded at fair value through OCI and the amount as of December 31, 2025, is $9,691 ($2,168 as of December 31, 2024).

11       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the years ended December 31, 2025 and 2024 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	79,312	9,379	1,940	4,236	6,926	103,251	205,044
Bluestone acquisition	46,990	20,337	96	1,980	-	5,818	75,221
Mineração Serra Grande acquisition	89,833	34,334	37	10,410	3,186	5,046	142,846
Depletion and amortization	(33,925)	(13,025)	(3,378)	(24,314)	(12,229)	-	(86,871)
Transfers	41,425	12,756	-	182,332	-	(236,513)	-
Disposals	(1,171)	(181)	(247)	(60)	(11)	-	(1,670)
Net book value at December 31, 2025	534,776	115,548	8,283	238,276	27,481	20,990	945,354
Consisting of:
Cost	831,232	651,468	576,669	773,741	584,944	452,445	3,870,499
Accumulated Depreciation	(296,456)	(535,920)	(568,386)	(535,465)	(557,463)	(431,455)	(2,925,145)
Net book value at December 31, 2025	534,776	115,548	8,283	238,276	27,481	20,990	945,354

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733

Additions	28,921	7,216	1,102	11,873	2,711	137,848	189,671
Depreciation	(34,304)	(8,732)	(1,796)	(6,984)	(10,916)	-	(62,732)
Disposals	(956)	(397)	(190)	(3,335)	-	(10)	(4,888)
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784
Consisting of:
Cost	574,843	136,822	26,609	192,955	54,952	143,388	1,129,569
Accumulated Depreciation	(262,531)	(84,874)	(16,774)	(129,263)	(25,343)	-	(518,785)
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

The right of use assets relate to the lease liability obligations disclosed in Note 18(b).

The asset retirement obligation is included within mineral properties, with the related liability recognized in current and non-current liabilities, as disclosed in Note 16.

For the period ended December 31, 2025, $7,187 of interest related to loans and debentures was capitalized (100% capitalization rate) as part of the construction cost at Borborema project, that was only capitalized until the mine reached commercial production in September of 2025 ($4,991 for the period ended December 31, 2024).

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Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Management assessed whether there were any indicators of impairment for property, plant and equipment, including assets under construction, as of December 31, 2025. Based on internal and external sources of information, no impairment indicators were identified and, accordingly, no impairment loss was recognized during the period.

12       TRADE AND OTHER PAYABLES

	2025	2024
Trade accounts payable to suppliers	111,350	69,565
Other taxes payables	30,971	15,820
Accrued liabilities to suppliers	43,903	12,682
Contract liability	3,390	-
Total accounts payable	189,614	98,067

38 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

13       LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of December 31, 2025 and 2024, is as follows:

Financial debt	Maturity Date	Interest Rate	12/31/2025	12/31/2024
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	1,153	3,882
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	2,088	4,709
Q2 2023 Promissory Note (“7º Promissory Note”)	June 2026	7.50%	-	1,320
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	446	3,000
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	2,730	4,178
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	3,125	5,625
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	2,194	10,968
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	July 2027	* SOFR + 3.8%	22,083	35,333
Bank Santander Brazil
Q3 2023 Loan Agreement (“4° Loan)	November 2028	9.51%	78,047	104,073
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	20,529	20,513
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,000	10,003
Bank Bradesco
Q1 2022 Loan Agreement (“1º Loan”)	February 2025	* CDI + 2.342%	-	2,453
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%	43,033	43,000
Other banks
BTG Pactual	November 2027	6.70%	20,116	20,116
Debentures payable
Debentures – 2nd issuance	October 2030	CDI + 1.60%	186,433	162,515
Gold Royalty Corp
Gold linked loan (b)	December 2029	8.5%	13,291	11,416
Nemesia SARL
Nemesia SÀRL	(a)	7%	5,900	-
Total			411,168	443,104
Current			99,548	82,007
Non-Current			311,620	361,097

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”)

(a) This loan was recognized in the Company’s financial statements as a result of the acquisition of Bluestone.

On February 7, 2025, Aura, Nemesia S.à.r.l., and Bluestone, signed a term sheet for the purchase and assignment of the debt obligation related to the Era Dorada Project held by Bluestone. On March 14, 2025, the parties executed a Debt Purchase and Assignment Agreement, reflecting the terms previously agreed between the parties and subject to certain closing conditions, including approval from Toronto Stock Exchange (“TSX”). On April 15, 2025, the parties closed the transaction, pursuant to which Aura acquired from Nemesia S.à.r.l. all of Nemesia’s rights, title, and interest in the outstanding debt of Bluestone in exchange for 1,218,222 common shares of Aura and an unsecured promissory note in the principal amount of $5.9 million payable from Aura to Nemesia S.à.r.l (the “New Promissory Note”), The New Promissory Note has a fixed interest rate of 7% and becomes due once Era Dorada Project achieves commercial production within the next 20 years. The fair value of the 1,218,222 common shares issued was $22.8 million, based on Aura’s share price at the closing date. The transaction resulted in a loss on settlement of liability with equity instruments of $8.8 million, recognized as a finance expense (Note 24) for the year ended December 31, 2025.

39 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The future flows of loans and debentures payments are as follows:

Amount
2027	81,842
2028	50,396
2029	59,794
2030	59,794
2031 onwards	59,794

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 20,000 entered in December 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024

The agreement has financial covenants where: Net Debt should be lower than 1.5x over the last 12 months EBITDA; and last 12 months EBITDA over the interest expense should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1 billion (US$161,491) entered in October 2024

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Swap agreement entered in October 2024.

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

40 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Safra Bank: Principal of US$ 20,000 entered in August 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander Brasil S.A., principal of $100,750 entered in September 2023

The agreement has one annual financial covenant requiring that, beginning in the year ended December 31, 2025, following an initial grace period, where Cascar’s Net Debt should be lower than 1.5x over Cascar’s last 12 months EBITDA.

For the years ended December 31, 2025 and 2024, the Company and its subsidiaries are in compliance with all the financial covenants.

14       LIABILITY MEASURED AT FAIR VALUE

At December 19, 2023, the Company, through its subsidiary, Borborema, entered in a Net Smelter Return Royalty Agreement (the “NSR Royalty”) for $21,000 with Gold Royalty Corp (“Grantor”).

The key elements of the agreement are:

a)	Royalty payments: 2% of net smelter returns after commercial production on the first 725,000 ounces produced (“stepdown royalty threshold”);
b)	Stepdown royalty: Upon the aggregate of 725,000 ounces of royalty-generating gold being produced, the royalty shall be reduced to 0.5% of the net smelter returns for the remainder of the term of the royalty agreement;
c)	Grantor’s buyback option: After the stepdown royalty threshold is met, the Grantor has the right to buy back the stepdown royalty at a price of $2,500 that may be exercised at any time following the date on which the earlier of an aggregate of 2,250,000 ounces of royalty-generating gold having been produced or January 1, 2050;
d)	Pre-production payment: The Grantor shall make pre-production payment to the holder of the royalty by delivery of 250 ounces (1,000 ounces per year) of refined gold on the last day of each calendar quarter until the earlier of the commercial production date and the tenth (10th) year anniversary date of the royalty agreement; and
e)	Environmental, Social and Governance (“ESG”) payment: The holders of the royalty should pay the Grantor up to $30 United States Dollars per each gold equivalent ounce of product and such payment shall be satisfied by Borborema as a rebate against ESG related costs. This payment shall be in the maximum aggregate amount of $300 United States Dollars over the term of the Royalty agreement.

41 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

This agreement is being accounted at fair value through profit or loss. As the agreement contains more than one embedded derivative (items c and d above), it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss and will be transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss.

For the year ended December 31, 2025, and 2024 the variation in the liability fair value was a loss of ($12,716) and a gain of $719, respectively, recorded in the financial result (note 24). The total outstanding balance as of December 31, 2025 is $26,834 ($17,749 as of December 31, 2024).

15       INCOME TAXES

a)                   Income taxes

As of December 31, 2025 the current income tax liabilities is $ 66,765 ($31,618 as of December 31, 2024).

Income tax expenses included in the consolidated statements of income for the year ended December 31, 2025 and 2024 are as follows:

	2025	2024
Current income tax	(138,831)	(52,971)
Deferred income tax	7,618	(29,720)
Total income taxes expense	(131,213)	(82,691)

b)                   Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	2025	2024

Deferred income tax assets	35,418	15,218
Deferred income tax liabilities	(37,006)	(31,583)
Total deferred taxes, net	(1,588)	(16,365)

42 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The movement in the net deferred income tax asset (liability) account was as follows:

Balance, December 31, 2023	17,938
Recorded in the statement of income (loss)	(29,720)
Recorded through other comprehensive income	1,942
Exchange differences	(6,525)
Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	7,618
Recorded through other comprehensive income	914
Acquisition of Bluestone	(1,137)
Acquisition of MSG	7,362
Exchange differences	20
Balance, December 31, 2025	(1,588)

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	2025	2024
Provision for mine closure and restoration	15,597	7,057
Tax losses carried forward	1,034	5,831
Fair value on acquisitions	1,391	5,689
Non-deductible provisions	32,110	11,235
Non-deductible exchange changes	7,170	(442)
Deferred taxes over non-monetary items	(26,771)	(31,031)
Depreciation	(24,113)	(9,198)
Advance payments	(8,612)	(3,488)
Others	606	(2,018)
Total of deferred tax assets and liabilities	(1,588)	(16,365)

c)                   Effective tax rate

	2025	2024
Income before Income taxes	51,873	52,420
Income taxes at statutory rate applicable to the parent Company (0%)	-	-

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(137,512)	(49,094)
Non-deductible expenses/non-taxable (income)	7,931	(1,585)
Deferred tax assets from losses carried forward	12,887	1,323
Unrecognized deferred tax asset (losses carried forward)	(4,882)	(10,043)
Tax exemptions (a)	9,223	1,261
Withholding taxes on distribution	(7,560)	(2,944)
Tax over translation adjustments	(24,214)	2,633
Deferred taxes over non-monetary items	14,208	(19,309)
Others	(1,294)	(4,933)
Income tax expense	(131,213)	(82,691)
Effective tax rate	(253.0%)	(158%)

(a) As of December 31, 2025, the Company recognized a total of USD 9,223 in tax exemptions, of which USD 8,221 relates to the profit from operations incentive and USD 1,002 to the Workers Food Program (PAT), in accordance with applicable legislation.

43 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

16       PROVISION FOR MINE CLOSURE AND RESTORATION

	2025	2024
Balance, beginning of year	50,573	48,727
Accretion expense (note 24)	5,090	5,972
Disbursements	(2,040)	-
Change in estimate (a)	11,986	(615)
Acquisition of Bluestone (Note 5(a))	9,668	-
Acquisition of MSG (Note 5(b))	10,035	-
Additions	-	2,007
Foreign exchange	(1,581)	(5,518)
Balance, end of year	83,731	50,573
Current	5,661	-
Non-current	78,070	50,573

(a) The change in estimate relates to the remeasurement of the asset retirement obligation, primarily driven by changes in discount rates. An amount of $489 was recognized in profit or loss, as it relates mainly to sites under care and maintenance and therefore was not capitalized as part of the related asset.

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using discount rates based on the life of mine of each operation and real risk-free rates derived from inflation-indexed government bonds in the respective jurisdictions, with average rates of 11.21%, 8.96%, 6.42% and 6.78% (11.73%, 10.02%, and 7.22% in 2024) for Brazil, Mexico, Honduras and Guatemala respectively. The provisions are remeasured at each reporting date, with the accretion expense recognized as a finance cost.

44 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

17       OTHER PROVISIONS

	Long-term employee benefits	Provision for legal claims	Deferred consideration (NSR)	CVR	Total
At December 31, 2023	11,964	672	-	-	12,636
Periodic service and finance cost (Note 24)	1,045	-	-	-	1,045
Change in provision for the year	789	2,612	-	-	3,401
Actuarial changes	1,695	-	-	-	1,695
Settlement during the year	(1,633)	-	-	-	(1,633)
At December 31, 2024	13,860	3,284	-	-	17,144
Periodic service and finance cost	2,487	-	-	-	2,487
Addition of CVR (Note 5 (a))	-	-	-	9,120	9,120
Change in provision for the period	-	2,248	-	2,417	4,665
Acquisition of MSG (Note 5 (b))	2,048	35,954	23,643	-	61,645
Actuarial changes	324	-	-	-	324
Settlement during the year	(3,159)	-	-	-	(3,159)
Foreign exchange	-	-	-	445	445
At December 31, 2025	15,560	41,486	23,643	11,982	92,671

The amount of $ 35,954 recognized in connection with the acquisition of MSG was measured at fair value as of the acquisition date and primarily relates to environmental and regulatory matters, including obligations arising from licensing requirements, compliance procedures, potential claims from regulatory authorities, and commitments assumed under a structural Conduct Adjustment Agreement entered into with the State of Goiás and the Public Prosecutor’s Office of the State of Goiás. The Conduct Adjustment Agreement establishes a set of measures, deadlines and monitoring requirements to support the continuation of MSG’s operations while the environmental licensing integration process is concluded, including commitments related to environmental mitigation, remediation and socio-environmental initiatives. The remaining balance mainly relates to provisions for legal claims, primarily related to tax matters.

Long-term employee benefits liability exists as a result of a legal requirement in Honduras pursuant to which the Company is obligated to pay a severance payment based on the years of service provided by an employee without regard to the cause of termination. The main assumptions used on the long term employee benefit calculation for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Discount Rates	7.75%	6.00%
Salary Increase Rate	7.50%	7.50%
Long Term Inflation	5.00%	5.00%

45 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

18       OTHER LIABILITIES

	2025	2024
NSR royalty (note 18 (a))	1,286	971
Lease payment obligation (note 18 (b))	24,120	24,251
Total other liabilities	25,406	25,222
Current	18,933	14,190
Non-current	6,473	11,032

a)         NSR Royalty

The movements of the NSR Royalty is as follows:

	2025	2024
Balance, beginning of year	971	826
Royalty payments	(2,025)	(1,699)
Increase in NSR obligations	2,340	1,844
Balance, end of year	1,286	971

b)         Lease Payment Obligation

The movements of the lease liability obligation are as follows:

	2025	2024
Balance, beginning of year	24,251	38,654
Acquisition of Bluestone	7	-
Acquisition of MSG (Note 5 (b))	3,186	-
Change in estimate (a)	6,926	2,711
Accretion expense (Note 24)	4,231	9,144
Lease payments (Principal)	(12,688)	(13,285)
Lease payments (Interest)	(3,294)	(3,917)
Foreign exchange	1,501	(9,056)
Balance, end of year	24,120	24,251
Current	17,647	13,216
Non-current	6,473	11,035

(a) Mainly related to the contractual increase in lease payments of the subsidiary Apoena, which resulted in the remeasurement of the related lease liability.

The weighted average discount rate applied to the new lease liabilities within the year ended December 31, 2025 was 13.37% (11.73% in 2024), based on their corresponding incremental borrowing rate.

46 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Lease liabilities are reflected within the current and long-term liabilities in the consolidated statements of financial position. The finance cost or amortization of the discount on the lease liabilities are charged to the consolidated statements of income using the effective interest method.

19       EQUITY

a)     Authorized

The Company has authorized an unlimited number of common shares with no par value, being subscribed 83,554,346 as of December 31, 2025 (72,399,495 as of December 31, 2024).

b)     Stock options

The movement of the Company’s stock options issued and outstanding are as follows:

	Number of options	Weighted average price $ (in US dollars)
Balance, December 31, 2023	1,352,459	6.72
Exercised	(299,870)	1.09
Balance, December 31, 2024	1,052,589	7.72
Granted	448,398	23.78
Exercised	(36,340)	16.06
Forfeit	(9,155)	10.69
Balance, December 31, 2025	1,455,492	9.51

As of December 31, 2025, the Company had 1,455,492 options issued and outstanding as follows:

Exercise price $ (in US dollars)	Options outstanding	Options Exercisable	Remaining contractual life (years)	Expiry dates
12.66	448,398	-	6.0	January 10, 2032
6.35	15,000	-	4.4	May 12, 2030
10.28	36,000	24,000	3.1	February 22, 2029
10.03	707,679	707,679	5.2	March 4, 2031
11.18	27,000	15,000	3.2	March 3, 2029
11.18	4,500	4,500	4.8	October 12, 2030
1.14	216,915	216,915	1.8	October 12, 2027
9.51	1,455,492	968,094	4.83

47 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

c)     Share-based payment expense

As of December 31, 2025, the Company had 1,455,492 options issued and outstanding (1,052,589 as of December 31, 2024). The share-based payment expense is measured at fair value and recognized linear over the vesting period from the date of grant. During the period ended December 31, 2025 the Company granted 448,398 new stock options.

The fair value of stock options granted was determined at the grant date using the Black-Scholes option pricing model. The valuation incorporates assumptions regarding the expected volatility of the Company’s share price, expected life of the options, risk-free interest rate and expected dividend yield.

Expected volatility was estimated based on the historical volatility of a group of comparable publicly traded companies in the same industry, over a period consistent with the expected term of the options. The expected life of the options was determined based on management’s estimate, considering the contractual term of the awards and expected exercise patterns and the expected dividend yield was estimated based on the Company’s historical dividend distribution policy and management’s expectations regarding future dividends over the expected term of the awards.

On September 29, 2025, the Company also granted 142,160 Restricted Share Units (“RSUs”) under its Omnibus Incentive Plan. Each RSU represents the right to receive one common share of the Company upon vesting. The RSUs vest in three equal annual installments on September 29, 2026, 2027 and 2028, subject to continued service.

Under the terms of the plan, settlement of the RSUs is expected to occur within 60 days following each vesting date. On the settlement date, the Company may, at its discretion, deliver either common shares, cash, or a combination of both. The Company currently intends to settle the RSUs through the issuance of common shares. Accordingly, the RSUs are accounted for as equity-settled share-based compensation.

The grant-date fair value of the RSUs was measured based on the market price of the Company’s common shares on September 29, 2025. This fair value is being recognized as compensation expense, with a corresponding increase in equity, over the requisite service period using a straight-line attribution method.

For the years ended December 31, 2025 and 2024, share-based payment expense recognized in general and administrative expenses (note 22) was $2,201 and $186 respectively.

48 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

d)     Hedge Accounting

Itaú Bank – Swap Agreement

On October 21, 2024, the Company´s subsidiary, Almas, completed the 2nd issuance of debentures. On the same date, Almas entered into a swap agreement with Itaú Bank, to hedge against cash flow exposure arising from the exchange variation in Brazilian Reais versus US Dollars and CDI interest rate.

Under the terms of the agreement, Almas took an active position of R$ (Brazilian Reais) with CDI interest plus 1.6% per year and will pay US Dollars + a fixed linear rate of 6.975% per year.

This derivative transaction was recognized initially at fair value and reported subsequently at fair value in the consolidated statement of financial position. The effective portion of the hedge is recognized in other comprehensive income (“OCI”) and corresponds to the fair value adjustment of the derivative. The hedge ineffectiveness, as well as the derivative accrual (incurred portion), is recognized in profit or loss

BTG Bank – Swap Agreement

Due to the 2nd issuance of debentures and the new swap agreement, the Company prepaid the 1st issuance of debentures and liquidated the swap agreement that was hedging the effects of the debenture. As at the date of the liquidation, the Company wrote off the amounts that were outstanding in the OCI and in the balance sheet as a derivative liability, into profit and loss. As of October 21, 2024, the Company concluded the prepayment of the swap and liquidated the outstanding amount of $1,964.

Hedge accounting

For the years ended December 31, 2025 and 2024, the effect of the hedge accounting was ($1,775) and ($3,736), respectively recognized in OCI.

e)     Repurchase of shares

Repurchase of shares

On March 14 2024, the Company announced a new normal course issuer bid (“New NCIB”) for its TSX listed shares and a buyback program for its Brazilian Depositary Receipts (“BDRs”) listed in the Brazilian Stock Exchange (“B3”). The limit for purchases under the NCIB and the BDR Buyback Program was a combined aggregate limit, representing, altogether, 2,261,426 Common Shares.

49 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

On March 24, 2025, Aura announced the renewal of its Normal Course Issuer Bid (NCIB) and concurrent Buyback Program for Brazilian Depositary Receipts (BDRs). The renewed NCIB allows the Company to repurchase up to 2.69 million common shares, while the BDR program permits the repurchase of up to 8.08 million BDRs—each equivalent to one-third of a common share—on the B3.

For the year ended December 31, 2025 the Company has repurchased 162,826 common shares of its Brazilian Depositary Receipts and 20,424 common shares under the NCIB, for a total of $351 recorded directly in share capital. During this period, the Company has canceled (96,141) shares from the total repurchased.

f)      Nasdaq IPO (“Initial Public Offering”)

On July 17, 2025, the Company closed its U.S. Initial Public Offering of 8,100,510 common shares at a public offering price of US$24.25 per share. The registration statement on Form F-1 relating to the offering was declared effective by the U.S. Securities and Exchange Commission on July 15, 2025. The Company’s common shares began trading on the Nasdaq Global Select Market under the ticker symbol “AUGO” on July 16, 2025.

In connection with the offering, the Company granted the underwriters a 30-day option to purchase up to an additional 1,215,077 common shares at the public offering price, less underwriting discounts and commissions. This option was partially exercised by the underwriters on August 8, 2025, and a total of 897,134 shares were purchased pursuant to the option.

The Company received proceeds of $196,437 from the IPO and $21,756 from the exercise of the greenshoe option. Total cash transaction costs incurred in connection with the offering amounted to $18,076 and were accounted for as a deduction from equity. Accordingly, the net amount recognized in equity was $200,116.

The offering did not give rise to any gain or loss in the consolidated statement of income, as all directly attributable transaction costs related to the issuance of equity instruments were recognized as a deduction from equity.

20       REVENUE

	2025	2024
Gold	675,328	397,376
Copper & Gold concentrate	251,647	202,709
Provisional prices	(9,577)	(5,922)
Other (a)	4,335	-
Revenue	921,733	594,163

50 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Revenues for the Minosa, Apoena, Borborema, MSG and Almas relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper and gold concentrate. The Company’s revenues are concentrated in 4 clients (see Note 28(d)).

For the year ended December 31, 2025, Honduras, Mexico and Brazil represented 25.0%, 26.7% and 48.3% of the Company´s revenue, respectively (29.9%, 33.1% and 37.0% in 2024).

For the year ended December 31, 2025, the Company´s main clients were Asahi Refining Inc, Trafigura México, S.A. de C.V., Auramet International, Inc and Metalor Technologies SA., which represented 53.4%, 26.9%, 12.7%, 6.5% of the Company´s revenue, respectively (18.9%, 31.1%, 48.8%, 0.0% and 1.25% for Stonex Commodities DMCC, respectively, in 2024).

(a)	“Other” revenue for the year ended December 31, 2025, relates to the sale of molybdenum from the Aranzazu mine.

21       COST OF GOODS SOLD BY NATURE

	2025	2024
Direct mine and mill costs (a)	(184,733)	(162,514)
Direct mine and mill costs - Contractors	(87,998)	(78,360)
Direct mine and mill costs - Salaries	(43,406)	(40,172)
Depletion and amortization	(70,723)	(61,847)
Total	(386,860)	(342,893)

(a) Refers primarily to consumables and materials used in the processing plant, including reagents, fuel and other operating supplies directly attributable to mineral processing activities.

22       GENERAL AND ADMINISTRATIVE EXPENSES

	2025	2024
Salaries, wages, benefits and bonus	(18,837)	(13,643)
Professional and consulting fees	(14,464)	(7,780)
Legal, filing, listing and transfer agent fees	(1,173)	(709)
Insurance	(2,060)	(1,113)
Directors' fees	(1,915)	(640)
Travel expenses	(1,098)	(803)
Share-based payment expense (Note 19c)	(2,201)	(186)
Depreciation and amortization	(229)	(885)
Care and maintenance	(875)	(1,362)
Other	(7,200)	(6,152)
Total	(50,052)	(33,273)

51 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

”Other” includes contingencies and general expenses, such as energy, software and licenses and membership and subscriptions expenses.

23       EXPLORATION EXPENSES

	2025	2024
Minosa	(1,345)	(1,107)
Borborema	(440)	-
Almas	(1,931)	(1,134)
Apoena	(413)	(368)
Aranzazu	(3,594)	(4,673)
Serra Grande	(134)	-
All other segments	(161)	(6,679)
Total	(8,018)	(13,961)

24       FINANCE EXPENSE

	2025	2024
Accretion expense (Note 16)	(5,090)	(5,972)
Lease interest expense (Note 18 (b))	(4,231)	(9,144)
Interest expense on loans and debentures	(25,913)	(22,063)
Finance cost on post-employment benefit	(2,487)	(1,045)
Unrealized loss with derivative gold collars	(281,489)	(80,241)
Realized loss with derivative gold collars	(56,519)	(5,376)
Loss on other derivative transactions	(5,997)	(4,707)
Foreign exchange	(8,976)	(12,268)
Derivative fee(a)	-	(13,522)
Change in liability measured at fair value (Note 14)	(12,716)	-
Loss on settlement of liability with equity instruments (Note 13)	(8,763)	-
Other finance costs	(3,904)	(3,444)
Finance expenses	(416,085)	(157,782)

Change in liability measured at fair value (Note 14)	-	719
Interest income	9,091	5,384
Finance income	9,091	6,103

Total finance result	(406,994)	(151,679)

(a)	The Company, during the month of April 2024 negotiated with the financial institutions the suspension/elimination of Credit Support Agreements (“CSAs”) related to the gold derivatives which contained certain provisions which would allow such financial institutions to require cash collateral (“margin calls”) if the fair value balances exceeded previously agreed thresholds. As part of the negotiation, the Company agreed to pay the total amount of US$ 13,522.

52 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

25       CASH FLOW INFORMATION

a)     Items adjusting profit (loss) of the year

For the year ended December 31,	2025	2024
Deferred and current income tax expense	131,213	82,691
Depreciation and amortization	70,952	62,732
Accretion expense (Note 24)	5,090	5,972
Lease Interest expense (Note 24)	4,231	9,144
Interest expense on loans and debentures (Note 24)	25,913	22,063
Finance cost on post-employment benefit (Note 24)	2,487	1,045
Unrealized loss on derivatives gold collars (Note 24)	281,489	80,241
Loss on other derivatives (Note 24)	5,997	4,707
Foreign exchange (gain) loss (Note 24)	8,976	12,268
Derivative fee (Note 24)	-	13,522
Change in fair value in liability measured at fair value	12,716	(719)
Share-based payment expense (Note 22)	2,201	186
(Gain) on fair value change of Serrote Promissory Note	(318)	(1,253)
Loss on settlement of liability with equity instruments (Note 24)	8,763	-
Loss on disposal of assets (Note 11)	1,669	4,888
Other non-cash items	9,378	7,447
Total	570,757	304,934

b)     Changes in working capital

For the year ended December 31,	2025	2024

Increase in accounts receivables and value added taxes and other recoverable taxes	(13,704)	(7,254)
Increase in inventory	(23,272)	(12,080)
Increase in trade and other payables	5,736	6,992
Total	(31,240)	(12,342)

c)     Other current and non-current assets and liabilities

For the year ended December 31,	2025	2024

Changes in other current and non-current assets and liabilities consists of:
(Increase) / Decrease in other receivables and assets and inventories (non-current)	(57,017)	124
Increase in other receivables and assets (current)	(3,305)	(6,117)
(Increase) in other liabilities (current and non-current)	(9,842)	(15,574)
Total	(70,164)	(21,567)

53 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

d)     Non-cash investing and financing activities consist of:

For the year ended December 31,	2025	2024
Non-cash addition to property, plant and equipment	(25,610)	(9,094)
Total	(25,610)	(9,094)

e)     Debt reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2023	333,589	32,005
Changes from Financing cash flows:
Loan and debentures repayments	(184,385)	-
Loan proceeds	314,345	-
Interest paid on loans *	(25,414)	-
Interest paid on debentures *	(10,623)	-
Derivative gold collars settlement	-	(5,376)
Derivative settlement	-	2,090

Other Changes:
Interest expenses on loans	24,270	-
Interest expenses on debentures	11,018	-
Derivative result	-	(2,817)
Foreign exchange adjustments	(21,417)	18,592
Derivative settlement (withholding taxes)	-	715
Swap fair value adjustment	-	5,678
Gold Hedges fair value adjustment	-	85,617
Other derivatives fair value adjustment	1,721	2,986
Balance as of December 31, 2024	443,104	139,490
Changes from Financing cash flows:
Acquisition of Bluestone	5,900	-
Loan and debentures repayments	(62,831)	-
Interest paid on loans *	(21,782)	-
Interest paid on debentures *	(25,473)	-
Derivative gold collars settlement	-	(56,519)
Derivative settlement (other hedges)	-	(4,643)
Derivative settlement (debt swap agreements)	-	10,785

Other Changes:
Interest expenses on loans	20,251	-
Interest expenses on debentures	28,440	-
Derivative result	-	(15,558)
Foreign exchange adjustments	21,086	(20,347)
Derivative settlement (withholding taxes)	-	2,850
Swap fair value adjustment	-	2,689
Gold Hedges fair value adjustment	-	338,008
Other derivatives fair value adjustment	2,473	3,524
Balance as of December 31, 2025	411,168	400,279

* Interest payment on debts and debentures are being presented under financing activities in the Consolidated Statements of Cash Flow

54 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

26       OTHER EXPENSES

Other expenses for the year ended December 31, 2025 primarily consist of provisions recognized to reflect the estimated partial non-recoverability of VAT credits related to Minosa ($8,250), the expected discount on the sale of VAT (ICMS) credits from Apoena ($1,922), and other expenses totaling $7,275 ($1,267 in 2024).

27       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)         Financial Instruments

The Company has the following derivative financial instruments in the following line items in the consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	December 31, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank)	Non-current	4,418	(15,164)
Swap - Apoena Mines (ABC Bank)	Current	(2,753)	(3,872)
Gold Derivatives	Current / Non-current	(401,944)	(120,454)
Total		(400,279)	(139,490)

55 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Classification of financial instruments

		December 31, 2025			December 31, 2024
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	286,056	-	-	270,189	-	-
Accounts receivable	7	17,478	2,321	-	2,354	13,480	-
Derivative Financial Instrument	27	-	-	4,418	-	-	-
Non-current					-	-	-
Other receivables and assets	10	-	-	9,691	-	-	3,454
		303,534	2,321	14,109	272,543	13,480	3,454

Liabilities
Current
Trade and other payables	12	189,614	-	-	98,067	-	-
Derivative Financial Instrument	26	-	139,354	-	-	19,302	-
Loan and debentures	13	92,497	7,051	-	78,115	3,892	-
Liability measured at fair value	14	-	1,012	-	-	3,362	-
Other liabilities	18	18,933		-	14,190	-	-
Non-current
Derivative Financial Instrument	25	-	265,343	-	-	105,024	15,164
Loan and debentures	13	132,238	179,382	-	202,474	158,623	-
Liability measured at fair value	14	-	25,822	-	-	14,387	-
Deferred consideration (NSR)	5(b)	-	23,643	-	-		-
Other provisions (CVR)	17	-	11,982	-	-		-
Other liabilities	18	6,473	-	-	11,032	-	-
		439,755	653,589	-	403,878	304,590	15,164

i)	Swap agreements:

As of December 31, 2025, and 2024, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	December 31, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank) (a)	CDI	Current	4,418	(15,164)
Swap - Apoena Mines (ABC Bank)	CDI	Current	(2,753)	(3,872)
Total			1,665	(19,036)

(a) The swap agreements from the Company’s subsidiary, Almas, was designated as a hedge accounting.

56 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

ii) Derivative Options

ii) a - Derivative Collars – Almas and Apoena

As of December 31, 2025, the Company did not have any outstanding zero-cost put/call collar contracts related to gold production. As of December 31, 2024, the Company had outstanding zero-cost put/call collar arrangements covering gold production at the Almas Project and Apoena Mines. All such contracts expired during 2025.

ii) b – Derivative Collars Borborema Project

As of December 31, 2025, the Company had 198,561 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between January 2025 and June 2028.

The fair value effect of both the Derivative Collars - Apoena and the Derivative Collars Borborema Project for the year ended December 31, 2025 is ($281,489) (($80,241) in December 31, 2024), recorded as a finance expenses loss in the financial statements.

As of the date of this Consolidated Financial Statements, the Company have no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)     Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1, which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;
2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,
3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

57 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2025, and 2024 are summarized in the following table:

		December 31, 2025		December 31, 2024
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	2,321	-	13,213	-
Other receivables and assets	1	-	9,691	-	2,168
Derivative Financial Instrument	2	-	4,418	-	-
		2,321	14,109	13,213	2,168

Liabilities
Debentures (a)	2	186,433	-	162,515	-
Liability measured at fair value	3	26,834	-	17,749	-
Derivative Financial Instrument	2	404,697	-	124,326	15,164
Deferred consideration (NSR)	3	23,643
Other provisions (CVR)	3	11,982	-	-	-
		653,589	-	304,590	15,164

(a)	As of December 31, 2025, the debenture was trading in the market at approximately 101% of its yield curve value, which management considers to be a reasonable approximation of its carrying amount.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	2025	2024		2025	2024
Liability measured at fair value (NSR agreement))	26,834	17,749	Expected production of gold ounces	719,512	747,704	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $219.
Contingent Value Rights (CVRs)	11,982	-	Commercial Production	(a)	-	(a)
Contingent consideration (NSR)	23,643	-	Expected production of gold ounces	315,481	-	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $192.

58 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

(a)	The Company assessed the probability of achieving commercial production, which is defined on Note 5, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase or decrease by $940.

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

Valuation process - Liability measured at fair value

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

- Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

The key inputs into the Monte Carlo simulation model were as follows at December 31, 2025 and 2024:

Input	2025	2024
WACC	11.50%	11.80%
Credit-risk	2.70%	3.10%
Expected volatility	15.20%	15.70%

Valuation process - Contingent Value Rights (CVRs)

The fair value of the Contingent Value Rights is determined using a scenario-based valuation model that incorporates management’s assessment of the probability and timing of achieving commercial production at the Era Dorada Project.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- The probability-weighted timing of commercial production is based on scenarios provided by management, covering multiple time horizons up to 20 years, with a residual probability assigned to production commencing beyond this period.

- Discount rates applied to the expected cash flows are determined based on a risk-free rate derived from U.S. Treasury bonds with maturities consistent with the expected payment dates, adjusted by a credit spread that reflects the Company’s credit risk, consistent with market data for comparable issuers.

59 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation process - Deferred consideration (NSR)

The fair value of the deferred consideration related to the Net Smelter Return (NSR) agreement is determined using a discounted cash flow model that estimates future royalty payments based on expected production profiles and commodity price assumptions.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Expected production volumes are based on life-of-mine production forecasts prepared by management and technical studies, reflecting current mine plans and operational assumptions.

- Discount rates applied to the expected royalty cash flows are determined using a capital asset pricing model to estimate a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset, including country, operational and project-specific risks.

- Commodity price assumptions are based on consensus forecasts obtained from market participants, which are publicly available.

Fair value of loans and other financial liability

The Company considers that for the loans, that are recorded at their contractual value and other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

28       FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 29 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

60 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	189,614	-	-	-	189,614
Loans and debentures	99,548	227,787	128,074	28,160	483,569
Provision for mine closure and restoration	5,661	4,190	3,491	85,286	98,628
Lease liabilities	17,647	12,488	154	46	30,335
Liability measured at fair value	5,976	5,868	8,274	24,705	44,823
	318,446	250,333	139,993	138,197	846,969

2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	98,232	-	-	-	98,232
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	-	-	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
	208,644	221,056	159,990	104,049	693,739

As of December 31, 2025, Aura has cash and cash equivalents of $ 286,056 ($270,181: 2024) and working capital of $(21,298) ($200,462: 2024) (current assets, excluding restricted cash less current liabilities).

b)	Currency risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar, Colombian peso, Guatemalan Quetzals and Barbadian Dollars.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short and long term loans and other provisions denominated in foreign currency.

At December 31, 2025, and 2024, the Company had cash and cash equivalents of $286,056 and $270,189, respectively, of which, $ 257,374 ($229,525 in 2024) were in United States dollars, $192 ($265 in 2024) in Canadian dollars, $19,946 ($28,997 in 2024) in Brazilian reais, $8,305 ($11,229 in 2024) in Honduran lempiras, $126 ($158 in 2024) in Mexican pesos, $18 ($14 in 2024) in Colombian Pesos, $90 ($0 in 2024) in Guatemalan Quetzals and $6 ($0 in 2024) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $1,434.

61 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of December 31, 2025, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. The Company concluded that its exposure to interest rates is immaterial.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.

At December 31, 2025, the Company believes that its trade credit risk is low due to the following reasons:

- For the sales of refined gold from Almas, Apoena, Borborema, MSG e Minosa, the Company collects payments in advance or at the time of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable are generally collected within 15 days from the issuance of the invoice.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 27, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the December 31, 2025 closing prices.

Liability measured at fair value

As mentioned in Note 14, the Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cashflows.

62 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cashflows.

To simulate the reasonable scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. To simulate the potential scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	95,000
Liability measured at fair value	Gold price increase/decrease	Δ 10%	2,684
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	552
Contingent consideration (NSR)	Gold price increase/decrease	Δ 10%	1,177

29       CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into of any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares to reduce debt.

63 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

During the year ended December 31, 2025, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26, May 5, August 5, and November 4, 2025, totaling US$18.3 million, US$29.8 million, US$27.6 million, and US$40.1 million, respectively. These dividends corresponded to US$0.25, US$0.40, US$0.33, and US$0.48 per common share, and US$0.08, US$0.13, US$0.11, and US$0.16 per Brazilian Depositary Receipt (“BDR”), respectively. The dividends were paid on March 28, May 30, September 5, and December 2, 2025, respectively.

On June 7, 2024, Aura’s Board of Directors has declared and approved the payment of dividends of US$ 0.35 per common share for a total of $25.3 million. The dividend was paid on June 28, 2024.

On November 4, 2024, Aura approved an amendment to its dividend policy, with the intention of declaring and paying dividends on a quarterly basis. Under the dividend policy, the Company will determine quarterly cash dividends in an aggregate amount equal to 20% of its reported adjusted EBITDA for the relevant three months less sustaining capital expenditures and exploration capital expenditures for the same period. On the same date, the Board declared and approved the payment of a dividend of US$0.24 per common share, in the approximately amount of $17.4 million. The dividend was paid on December 2, 2024.

30       RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the year ended December 31, 2025 and 2024 were $3.4M and $3.9M, respectively.

Director’s fees

Management had issued 189,795 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of December 31, 2025 is $2,564 and ($1,216 in December 31, 2024) and is included as part of Trade and other payables.

64 | Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $2,674 in the year ended December 31, 2025 ($1,959: 2024).

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group from Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $8,172 in the year ended December 31, 2025 ($2,640 in the year ended December 31, 2024).

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group from Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 47.7% ownership as of December 31, 2025 (54.8% as of December 31, 2024).

In 2025 and 2024, the Company paid $115.8 million and 42.7 million respectively of which the amount owed to Northwestern was about $55.2 million and $23.3 million, respectively.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

Employee withholding taxes payable to the Company

In March 2021, certain key executives exercised stock options and received Company shares, triggering a withholding tax obligation that the Company paid on their behalf, as required by local regulations. The Board authorized reimbursement over a period of up to 18 months (extended to September 2025), with interest at or above the Applicable Federal Rate (AFR). The balance was secured by Company shares valued at 150% of the amount due, with provisions for additional collateral or immediate repayment in the event of employment termination. As of December 31, 2024, the outstanding balance was $3,129, which was fully reimbursed by the executive in June 2025.

31       SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

For the year ended December 31, 2025, the Serra Grande Mine was included as a reportable operating segment, as it was acquired on December 01, 2025. For the year ended December 31, 2024, Borborema Mine was included as a reportable operating segment. Both became distinct areas of focus subject to regular review by Chief Operating Decision Maker (CODM).

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

For the years ended December 31, 2025, and 2024, segment information is as follows:

For the year ended December 31, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine	Total reportable segments	Non reportable segments (1)	Total

Net revenue	230,518	120,389	246,405	195,981	108,202	20,238	921,733	-	921,733
Cost of goods sold	(80,847)	(44,153)	(95,140)	(57,232)	(28,459)	(10,306)	(316,137)	-	(316,137)
Depreciation and amortization	(5,002)	(14,489)	(27,690)	(12,508)	(7,177)	(3,857)	(70,723)	-	(70,723)
Gross profit	144,669	61,747	123,575	126,241	72,566	6,075	534,873	-	534,873

General and administrative expenses	(4,302)	(3,822)	(6,785)	(4,484)	(2,863)	(224)	(22,480)	(27,572)	(50,052)
Exploration expenses	(1,345)	(413)	(3,594)	(1,931)	(440)	(134)	(7,857)	(161)	(8,018)
Change in estimation for mine closure and restoration	-	(239)	-	-	-	(250)	(489)	-	(489)
Other income (expenses)	(8,455)	(1,751)	(714)	(4,869)	145	26	(15,618)	(1,829)	(17,447)
Operating income (loss)	130,567	55,522	112,482	114,957	69,408	5,493	488,429	(29,562)	458,867

Finance expense	(4,124)	(9,942)	(6,041)	(8,577)	(15,555)	669	(43,570)	(346,602)	(390,172)
Finance income	331	669	235	4,351	339	-	5,925	3,166	9,091
Interest expense on loans and debentures	(1,368)	(4,810)	(2,275)	(14,326)	(3,134)	-	(25,913)	-	(25,913)
Income (loss) before income taxes	125,406	41,439	104,401	96,405	51,058	6,162	424,871	(372,998)	51,873

Current tax	(34,573)	(4,066)	(32,727)	(37,314)	(22,556)	-	(131,236)	(7,595)	(138,831)
Deferred tax	4,361	(20)	(8,944)	7,038	5,991	(1,753)	6,673	945	7,618
Income taxes	(30,212)	(4,086)	(41,671)	(30,276)	(16,565)	(1,753)	(124,563)	(6,650)	(131,213)
(Loss) / Profit for the year	95,194	37,353	62,730	66,129	34,493	4,409	300,308	(379,648)	(79,340)

Property, plant and equipment	70,928	77,081	132,240	157,034	242,987	141,589	821,859	123,495	945,354
Total assets	108,077	201,519	428,473	325,020	162,565	196,800	1,422,454	186,542	1,608,996
Total liabilities	94,085	135,387	121,689	259,374	156,520	95,493	862,548	480,711	1,343,259
Purchase of property, plant and equipment	11,720	34,652	29,209	23,402	56,682	3,784	159,449	19,985	179,434

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Era Dorada Projects.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2024	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Total reportable segments	Non reportable segments (1)	Total
Revenue	177,692	90,273	196,787	129,411	-	594,163	-	594,163
Cost of goods sold	(88,999)	(46,398)	(94,198)	(51,451)	-	(281,046)	-	(281,046)
Depletion and amortization	(5,873)	(16,477)	(25,538)	(13,959)	-	(61,847)	-	(61,847)
Gross profit	82,820	27,398	77,051	64,001	-	251,270	-	251,270

General and administrative expenses	(4,383)	(4,481)	(7,143)	(2,808)	(849)	(19,664)	(13,609)	(33,273)
Exploration expenses	(1,107)	(368)	(4,673)	(1,134)	(305)	(7,587)	(6,374)	(13,961)
Change in estimation for mine closure and restoration	-	1,330	-	-	-	1,330	-	1,330
Other income (expense)	(1,899)	317	(1,840)	74	(1)	(3,349)	2,082	(1,267)
Operating income/(loss)	75,431	24,196	63,395	60,133	(1,155)	222,000	(17,901)	204,099

Finance expense	(5,411)	(16,034)	(2,077)	(14,357)	(14,871)	(52,750)	(103,765)	(156,515)
Finance income	180	704	-	1,936	1,636	4,456	1,647	6,103
Interest expense on loans and debentures	(1,899)	317	(1,840)	74	(2)	(3,350)	2,083	(1,267)
Income/(Loss) before income taxes	68,301	9,183	59,478	47,786	(14,392)	170,356	(117,936)	52,420

Current tax	(19,174)	(1,984)	(15,859)	(13,010)	-	(50,027)	(2,944)	(52,971)
Deferred tax	(764)	(2,286)	(15,080)	(10,393)	-	(28,523)	(1,197)	(29,720)
Income taxes	(19,938)	(4,270)	(30,939)	(23,403)	-	(78,550)	(4,141)	(82,691)
(Loss) / Profit for the year	48,363	4,913	28,539	24,383	(14,392)	91,806	(122,077)	(30,271)

Property, plant and equipment	62,566	62,779	127,509	145,296	184,092	582,242	28,542	610,784
Total assets	90,620	189,770	346,398	301,453	135,152	1,063,393	16,869	1,080,262
Total liabilities	94,976	139,871	102,365	232,488	151,233	720,933	136,374	857,307
Purchase of property, plant and equipment	9,983	5,580	29,350	13,865	117,187	175,965	4,612	180,577

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Era Dorada Projects.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

32       COMMITMENTS AND CONTINGENCIES

a)                   Operating leases commitments

The Company has the following commitments for future minimum payments under operating leases:

2025
Within 1 year	11,144
2 years	4,643
3 years	52
4 years	50
Over 5 years	63
Total	15,952

b)                   Contingencies

Certain conditions may exist on the date of these financial statements that could result in a loss to the Company in the future upon the occurrence or non-occurrence of specific events. At each reporting date, the Company evaluates its loss contingencies related to ongoing legal proceedings by assessing the likelihood of an unfavorable outcome and the amounts claimed or expected to be claimed. As of December 31, 2025, contingencies includes an amount of $14,515, primarily related to the recently acquired entity, MSG.

33       INCOME PER SHARE

Basic income per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted income (loss) per share is adjusted retrospectively for all periods presented.

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Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except where otherwise noted.

The following table summarizes activity for the year ended December 31:

	2025	2024
Loss for the year	(79,340)	(30,271)

Weighted average number of ordinary shares outstanding - basic	78,251,116	72,204,049
Weighted average number of ordinary shares outstanding - diluted	78,251,116	72,204,049

Loss per share - basic	(1.01)	(0.42)
Loss per share - diluted	(1.01)	(0.42)

70 | Aura Minerals Inc.